UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Amendment No.   )*

China Rapid Finance Limited

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

  (Title of Class of Securities)

16953Q105**

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page

** This CUSIP number applies to the American Depositary Shares, each representing one Class A ordinary share, par value $0.0001 per share.  No CUSIP has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16953Q105	13G	Page	2	of	7	Pages

1	NAMES OF REPORTING PERSONS DLB CRF Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

5	SOLE VOTING POWER

NUMBER OF	0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	10,427,239

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	8	SHARED DISPOSITIVE POWER

10,427,439

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,427,239

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

17.9% (See Note 1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

(1)	Based on 58,214,151 Class A ordinary shares outstanding as of December 31, 2017 as provided by the Issuer.

CUSIP No.	16953Q105	13G	Page	3	of	7	Pages

1	NAMES OF REPORTING PERSONS Eagle Proprietary Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Dubai International Financial Centre, United Arab Emirates

5	SOLE VOTING POWER

NUMBER OF	0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	10,601,970

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	8	SHARED DISPOSITIVE POWER

10,601,970

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,601,970

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

18.2% (See Note 2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Company limited by shares)

(2)	See Note (1) above.

CUSIP No.	16953Q105	13G	Page	4	of	7	Pages

1	NAMES OF REPORTING PERSONS Rajiv N. Dvivedi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

5	SOLE VOTING POWER

NUMBER OF	0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	10,711,180

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	8	SHARED DISPOSITIVE POWER

10,711,180

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,711,180

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

18.4% (Note 3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

((3) See Note (1) above.

CUSIP No.	16953Q105	13G	Page	5	of	7	Pages

Item 1(a). Name of Issuer.

          China Rapid Finance Limited

Item 1(b). Address of Issuer’s Principal Executive Offices.

5th Floor, Building D, BenQ Plaza
207 Songhong Road
Changning District, Shanghai 200335
People’s Republic of China

Item 2(a). Name of Person Filing.

         This Schedule 13G is filed on behalf of DLB CRF Holdings, LLC, Eagle Proprietary Investments Limited and Rajiv N. Dvivedi.

Item 2(b). Address of Principal Business Office or, if none, Residence.

DLB CRF Holdings, LLC
c/o DLB Capital, LLC
459 NE 5th Ave., Suite D409
Delray Beach, FL 33483

Eagle Proprietary Investments Limited
Office 2205, South Tower, Emirates Financial Towers
PO Box 506725
DIFC, Dubai, United Arab Emirates

Rajiv N. Dvivedi
Office 2205, South Tower, Emirates Financial Towers
PO Box 506725
DIFC, Dubai, United Arab Emirates

Item 2(c). Citizenship.

DLB CRF Holdings, LLC is a Cayman Islands limited liability company.
Eagle Proprietary Investments Limited is a company limited by shares, incorporated in the Dubai International Financial Centre, United Arab Emirates.
Rajiv N. Dvivedi is a citizen of the United States of America.

Item 2(d). Title of Class of Securities.

          Class A ordinary shares, par value $0.0001 per share.

Item 2(e). CUSIP Number.

           16953Q105.  This CUSIP number applies to the American Depositary Shares, each representing one Class A ordinary share, par value $0.0001 per share.  No CUSIP has been assigned to the Class A ordinary shares.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	16953Q105	13G	Page	6	of	7	Pages

(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with Group, in accordance with §240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K).

          Not applicable.

Item 4. Ownership.

          Reference is hereby made to Items 5-9 and 11 on pages two (2), three (3) and four (4) of this Schedule 13G, which Items are incorporated by reference herein.

DLB CRF Holdings, LLC directly holds 10,427,239 Class A ordinary shares of the Issuer, and may be deemed to be the beneficial owner of such shares.

Eagle Proprietary Investments Limited is a member of  DLB CRF Holdings, LLC and has the right to direct the voting of, and approve any disposition of, the 10,427,239 Class A ordinary shares of the Issuer held directly by DLB CRF Holdings, LLC.  As such, Eagle Proprietary Investments Limited may be deemed to beneficially own the 10,427,239 Class A ordinary shares of the Issuer held directly by DLB CRF Holdings, LLC.   Eagle Proprietary Investments Limited directly owns 174,731 Class A ordinary shares of the Issuer, and may be deemed to be the beneficial owner of such shares.

Rajiv N. Dvivedi is the chief executive officer of Eagle Proprietary Investments Limited. Mr. Dvivedi exercises voting and dispositive power over the 10,427,239 Class A ordinary shares of the Issuer held directly by DLB CRF Holdings, LLC and the 174,731 Class A ordinary shares of the Issuer held directly by Eagle Proprietary Investments Limited, and accordingly may be deemed to beneficially own all such shares. In addition, Mr. Dvivedi shares voting and dispositive power over 109,210 Class A ordinary shares of the Issuer owned directly by Saavi CRF LLC, a family investment partnership, and accordingly may be deemed to beneficially own such shares.

Item 5. Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

          The members of DLB CRF Holdings, LLC (including Eagle Proprietary Investments Limited) have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares of the Issuer held directly by DLB CRF Holdings, LLC.  National Industries Group Holding, as the parent of Eagle Proprietary Investments Limited, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares of the Issuer held directly by DLB CRF Holdings, LLC and  Eagle Proprietary Investments Limited.   Members of Mr. Dvivedi’s immediate family are also members of Saavi CRF LLC, and have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares of the Issuer held directly by Saavi CRF LLC.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10. Certification.

          Not applicable

CUSIP No.	16953Q105	13G	Page	7	of	7	Pages

SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

DLB CRF Holdings, LLC By: DLB CRF Management, LLC its: Manager By: DLB Management, LLC its: Manager By: DLB Capital, LLC its: Manager

/s/ Douglas L. Brown

By: Douglas L. Brown
its: Managing Member

Eagle Proprietary Investments Limited /s/ Rajiv N. Dvivedi By: Rajiv N. Dvivedi its: Chief Executive Officer /s/ Rajiv N. Dvivedi

Rajiv N. Dvivedi

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement